Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Momento Labs, Inc.
1412 BROADWAY
New York, NY 10018
http://momentoai.com/

Up to $1,234,999.20 in Common Stock at $2.40
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Momento Labs, Inc.
Address: 1412 BROADWAY, New York, NY 10018
State of Incorporation: DE
Date Incorporated: June 21, 2021

Terms:

Equity

Offering Minimum: $15,000.00 | 6,250 shares of Common Stock
Offering Maximum: $1,234,999.20 | 514,583 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.40
Minimum Investment Amount (per investor): $199.20

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Friends and Family - Invest within the first 48 hours and receive 15% bonus shares

Super Early Bird - Invest within the first week and receive 10% bonus shares

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares

Volume-Based Perks

Tier 1 Perk - Invest $500+ and receive 1 year subscription to a premium clone

Tier 2 Perk - Invest $1000+ and receive (3) 1 year subscrioptions to premium clones

Tier 3 Perk - Invest $5,000+ immediate access to clone creation + (5) 1 year subscriptions to premium clones

Tier 4 Perk - Invest $10,000+ and receive unlimited clone creation + (10) 1 year premium clone subscription + 2% bonus shares

Tier 5 Perk - Invest $25,000+ Private dinner with Momento AI executive team + Tier 4 perks+ 5% bonus shares

Tier 6 Perk - Invest $50,000+ Tier 5 perks+ 10% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Momento AI will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.40 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $240. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Momento Labs, Inc. ("Momento AI" or the "Company") is a social AI cloning platform that allows AI clone creators to monetize and train their very own AI clones. Momento AI is a pioneering technology company at the forefront of the ever-evolving world of artificial intelligence. Our cutting-edge AI cloning platform redefines human-AI interaction, offering a seamless and personalized experience that bridges the gap between virtual companionship and genuine expertise. Through our innovative "no code" approach, users can create lifelike AI clones of themselves, enabling real-time conversations and limitless possibilities for monetization.

Platform Features:

At Momento AI, we have developed a state-of-the-art AI cloning platform that allows users to embark on a fascinating journey of self-discovery and personalization. Our "no code" approach ensures that individuals, regardless of their technical expertise, can effortlessly mold and shape their virtual replicas, creating authentic and deep interactions that resonate with users on a profound level.

The integration of historically accurate and real-time data training coupled with our proproetary language model sets Momento AI apart, enabling AI clones to not only mirror the knowledge of their creators but also evolve alongside them. This evolution empowers AI clones to engage in fluid and natural conversations, making the experience remarkably lifelike. Your clone will speak like, sound like, and think like you within minutes.

Key Advantages:

Our platform stands out by providing unparalleled opportunities for users to interact with the AI clones of prominent figures and content creators. These AI clones are a true reflection of their real-life counterparts, capturing their expertise and personalities to provide users with insightful and meaningful conversations.

Monetization through follower subscriptions is a revolutionary aspect of our platform, opening up new avenues for creators to showcase their talents and passions. Momento AI offers a refreshing take on content creation, empowering creators to connect with their audiences and transform their virtual personas into potential income streams.

Privacy and Security:

We understand that privacy and security are of utmost importance when dealing with emerging AI technology. At Momento AI, we take these considerations seriously and assure our users of the security and ownership of their AI clones. We have implemented robust safeguards to ensure a positive and responsible user experience, and we are committed to maintaining a secure and user-friendly environment.

Vision and Ethical Approach:

At Momento AI, we firmly believe in the transformative power of AI to enhance human experiences. Our platform embodies our commitment to fostering a world where human-AI collaboration leads us to uncharted territories of growth and understanding. As the line between human and AI blurs, we recognize the significance of human-AI synergy and are dedicated to ethical and responsible development.

Conclusion:

Momento AI's AI cloning platform is an invitation to embrace a new era of personalized AI interactions. We encourage users to approach this exciting future with wonder, thoughtfulness, and a commitment to shaping a world where human-AI collaboration enables authentic connections and amplifies our uniqueness, passions, and expertise.

Join us at Momento AI as we pave the way for a future where AI technology enhances and enriches human lives. Explore our platform and discover the boundless possibilities of human-AI interaction at momentoai.com.

IP:

All software-related IP created by or in association with Momento Labs, Inc. and is the sole property of Momento Labs, Inc.

Momento AI changed its corporate name from Momento NFT, Inc. to Momento Labs, Inc. on August 7, 2023.

Competitors and Industry

Competition

Character AI: Character AI is a chatbot web application that uses neutral language models to generate text responses. It allows users to develop their own characters and chat with them in a dialogue. Character AI is used by businesses to create interactive customer service experiences, by educators to create engaging learning modules, and by individuals to simply have fun chatting with their favorite characters.

Inflection AI: Inflection AI is a generative AI startup that develops large language models for personal assistants. Its flagship product is Pi, a chatbot that can provide knowledge based on a person's interests and needs. Inflection AI is backed by some of the biggest names in tech, including Microsoft, Reid Hoffman, Bill Gates, and Eric Schmidt.

Personal.ai: Personal.ai is a startup that develops AI-powered assistants for businesses. Its platform allows businesses to create custom assistants that can answer customer questions, schedule appointments, and even generate creative content. Personal.ai is currently used by a number of large businesses, including Salesforce, Coca-Cola, and IBM.

These are just a few of the many competitors in the generative AI space. As technology continues to develop, we can expect to see even more innovative and powerful AI-powered assistants emerge in the coming years.

The growth of the AI personal assistant market is being driven by a number of factors, including the increasing demand for personalized content, the rise of the creator economy, and the advancement of AI technology. We are the first to turn the trend of generative AI towards personality cloning. Personalized content is becoming increasingly important as consumers demand content that is tailored to their interests and needs. AI cloning platforms can help creators scale their personal brands in a way that has not been possible before. This can help creators to connect with their audiences more.

Industry

By 2024, consumer retail spend via chatbots worldwide will reach $142 billion—up from just $2.8 billion in 2019, according to Juniper Research.

The growth of the AI personal assistant market is being driven by a number of factors, including the increasing demand for personalized content, the rise of the creator economy, and the advancement of AI technology. We are the first to turn the trend of generative AI towards personality cloning.

Personalized content is becoming increasingly important as consumers demand content that is tailored to their interests and needs. AI cloning platforms can help creators scale their personal brands in a way that has not been possible before.. This can help creators to connect with their audiences on a more personal level.

The rise of the creator economy is also driving the growth of the AI cloning platform market. The creator economy is a term used to describe the growing number of people who are creating and sharing content online.

AI technology is becoming increasingly sophisticated, which is making it possible to create more realistic and engaging experiences. This is making AI cloning platforms more attractive to creators who want to create high-quality content.

The AI cloning platform market is still in its early stages, but it is expected to grow significantly in the coming years. The market is expected to be driven by the increasing demand for personalized content, the rise of the creator economy, and the advancement of AI technology.

Current Stage and Roadmap

Current Stage

Momento AI is currently in the early stages of development. The platform has been launched for iOS and Android, and it is currently generating revenue. Momento AI has a strong community of creators and fans. This community helps to promote the platform and drive adoption.

Momento AI has partnered with a number of high-profile creators, including Floyd Mayweather, JuJu Smith Schuster, Al Horford, and Monique Billings. These partnerships help to legitimize the platform and attract new users.

Future Roadmap

The Company's efforts for the next few years will be focused on expanding market share, launching and adding additional features to the product, and research and development for our future products. We have 8 new product and service launches planned over the next 12 months, including instant language translation, live experiences, paid partnership collaboration and branding opportunities for creators.

https://blocktelegraph.io/momento-nft-launches-game-changing-social-nft-platform-at-nft-la-conference/

The Team

Officers and Directors

Name: Julian Rodriguez

Julian Rodriguez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO and Director
  Dates of Service: October, 2021 - Present
  Responsibilities: Runs and operates the company. Annual Salary: $150,000

Other business experience in the past three years:

- Employer: The Knowledge House
  Title: Board Member
  Dates of Service: January, 2020 - Present
  Responsibilities: The Knowledge House empowers and sustains a talent pipeline of technologists, entrepreneurs, and digital leaders, who will uplift their communities out of poverty. Julian sits on their board.

Other business experience in the past three years:

- Employer: Independent C-Level Management Consultant · Contract
  Title: Product Management Consultant
  Dates of Service: January, 2020 - May, 2021
  Responsibilities: I provide product services and guidance on everything from strategy, roadmaps, requirements, GTM, data analysis, market research, user testing design, product marketing, and process design for post-Series A startups, political action committees, and supply chain companies.

Name: Nelson Sarco

Nelson Sarco 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer and Director
  Dates of Service: January, 2022 - Present
  Responsibilities: Oversee the planning, development and execution of Momento AI's marketing and advertising initiatives that drive growth. Annual Salary: $150,000

Other business experience in the past three years:

- Employer: GroupM
  Title: Partner, Group Director, SEO @ Mindshare
  Dates of Service: March, 2016 - January, 2022
  Responsibilities: He developed growth strategies helped numerous clients achieve exceptional results and strengthen their online presence.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the

Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on

the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited revenue. If you are investing in our company, it's because you think that Momento AI is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Competition from Established and Emerging Players
The AI cloning platform market is rapidly growing and becoming more competitive. Momento AI faces competition from established players like ElevenLabs, Genny, LOVO, and Play.ht, as well as potential new entrants. Competitors may offer similar or superior products, pricing, or marketing strategies, which could impact Momento AI's market share and revenue growth.

Market Acceptance and Adoption
While the AI cloning platform market shows promising growth, there's still a degree of uncertainty regarding the long-term acceptance and adoption of these platforms. The success of Momento AI depends on the willingness of content creators and users to adopt AI clones and pay for related services. If there is resistance to AI clones or the concept does not gain widespread acceptance, it could impede Momento AI's growth.

Intellectual Property and Legal Challenges
As Momento AI deals with AI cloning and content creation, there may be potential legal challenges related to intellectual property rights and copyright issues. Creators could face disputes over ownership, plagiarism, or unauthorized use of their AI clones, leading to legal actions that might impact Momento AI's reputation and financials.

Technological Risks
Developing and maintaining a cutting-edge AI platform involves inherent technological risks. This includes potential issues with AI training, scalability, data security, and system stability. Any significant technical glitches or security breaches could lead to service disruptions, loss of user trust, and reputational damage.

Revenue Generation and Monetization
Momento AI's revenue model relies on content creators earning revenue through follower subscriptions to their AI clones. The success of this model depends on the platform's ability to attract a large user base and convert them into paying subscribers. If the monetization strategy proves ineffective or fails to attract creators and subscribers, it could affect the company's financial performance.

Dependence on Partnerships
Momento AI's partnerships with high-profile creators and brands are crucial for legitimizing the platform and attracting

users. However, reliance on a few key partnerships could expose the company to risks if these partnerships do not materialize as expected or end abruptly, leading to a loss of credibility and potential user base.

Regulatory and Ethical Concerns
AI technology and its applications often face scrutiny from regulators and the public due to concerns about data privacy, AI bias, and ethical considerations. Compliance with evolving regulations and addressing ethical concerns surrounding AI clones may pose challenges for Momento AI's operations.

Market Volatility and Economic Conditions
As with any investment, the performance of Momento AI's stock or financial prospects can be affected by general market volatility and economic conditions. External factors like global economic downturns or fluctuations in investor sentiment could impact the company's valuation and stock price.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Julian Rodriguez	6,400,000	Common Stock	51.2247%

The Company's Securities

The Company has authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 514,583 of Common Stock.

Common Stock

The amount of security authorized is 13,000,000 with a total of 9,334,293 outstanding.

Voting Rights

1 vote per share

Material Rights

The total number of shares outstanding on a fully diluted basis, 12,493,972 shares, includes 9,334,293 shares of Common Stock (which includes 6,343,088 shares of Common Stock outstanding, 1,987,085 shares of Common Stock options that have been granted and are currently outstanding, and 1,004,120 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Company's 2022 Equity Incentive Plan), 2,471,231 shares of Series Seed-1 Preferred Stock and 688,448 shares of Series Seed-1 Preferred Stock.

- Right to a share of the Company's assets in the event of voluntary or involuntary liquidation,

- Dissolution or winding up of the Company that is secondary to the Preferred Stock.

Please see the Company's Amended and Restated Certification of Incorporation attached as Exhibit F for material rights in their entirety.

Series Seed-1 Preferred Stock

The amount of security authorized is 2,482,401 with a total of 2,471,231 outstanding.

Voting Rights

Number of votes per share determined by the number of whole shares of Common Stock into which a share of Series Seed-1 Preferred Stock is convertible.

Material Rights

Dividends: Pari passu with Common Stock. Liquidation Preference: 1x, non-participating.

Protective Provisions:

While at least 792,712 shares of Preferred Stock (defined below) are outstanding, the approval of the holders of a majority of the outstanding shares of Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock (the "Preferred Stock"), including Cadenza Ventures Fund I, LP (the "Requisite Holders"), will be required to directly or indirectly, by amendment, merger, consolidation, recapitalization, reclassification or otherwise do any of the following (capitalized terms not defined in clauses (1) to (11) shall have the meanings ascribed to them in the Company's Amended and Restated Certificate of Incorporation):

liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

amend, alter or repeal any provision of the Corporation's Amended and Restated Certificate of Incorporation or Bylaws;

(i) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

cause or permit any of its subsidiaries to sell, issue, sponsor, create or distribute any digital tokens, coins, cryptocurrency or other blockchain-based assets (collectively, "Tokens"), including through a Simple Agreement for Future Tokens, Token Warrant, or other agreement, pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens, or through developing a computer network either incorporating Tokens or permitting the generation of Tokens by network participants;

purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, or (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan;

create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $500,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course;

create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth of the Corporation's Amended and Restated Certificate of Incorporation;

otherwise enter into or be a party to any transaction with any director, officer, or employee of the Company or any "associate" (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such Person, except for (i) transactions contemplated by this Agreement and (ii) the Purchase Agreement; or

hire, terminate, or change the compensation of the executive officers, including approving any option grants or stock awards to executive officers, except for one cash bonus per calendar year of up to $200,000 per executive starting in calendar year 2022 and an annual twenty (20%) percent increase to such cash bonus and the base cash salaries of such executive officers.

Conversion into Common Stock: Convertible at the holder's option until it is converted automatically upon certain events set forth in the Company's Amended and Restated Certificate of Incorporation.

Anti-dilution Provisions: Standard broad-based weighted average anti-dilution protection, subject to customary exceptions.

Please see the Company's Amended and Restated Certification of Incorporation attached as Exhibit F for material rights in their entirety.

Series Seed-2 Preferred Stock

The amount of security authorized is 688,448 with a total of 688,448 outstanding.

Voting Rights

Number of votes per share determined by the number of whole shares of Common Stock into which a share of Series Seed-2 Preferred Stock is convertible.

Material Rights

Same as Series Seed-1 Preferred Stock.

Please see the Company's Amended and Restated Certification of Incorporation attached as Exhibit F for material rights in their entirety.

SAFE

The security will convert into A series of newly created preferred stock. and the terms of the SAFE are outlined below:

Amount outstanding: $25,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: The SAFE will convert into a newly created series of Preferred Stock upon an equity financing in which the Company sells Preferred Stock. There is no set date.

Material Rights

The SAFE will convert into a number of shares of a newly created series of Preferred Stock equal to $25,000 divided by $1.61134, which was the price that the Company sold its Series Seed-1 Preferred Stock for in its Seed round.

In a Liquidity Event or Dissolution Event (as defined in the SAFE), then the SAFE holder will be entitled to a cash amount as set forth in Sections 1(b) and 1(c), respectively.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Growth and development
  Date: April 06, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series Seed-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $3,981,993.42
  Number of Securities Sold: 2,471,231
  Use of proceeds: Growth and development
  Date: January 04, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFEs (converted into Series Seed-2 Preferred Stock on January 4, 2022)
  Final amount sold: $538,666.66
  Use of proceeds: Growth and development
  Date: June 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $154,892, up from $0 in fiscal year 2021. As a result of our product coming to market and increased marketing efforts and partnerships.

Cost of Sales

Cost of Sales for fiscal year 2021 was $0 compared to $196,321 in fiscal year 2022. This increase was due to over incentivization of high-profile creators.

Gross Margin

Gross profit for fiscal year 2021 was $0 compared to ($41,430) in fiscal year 2022. We experienced negative margin in our attempt to grow market share.

Expenses

Expenses for fiscal year 2021 were $227,870 compared to $3,529,219 in fiscal year 2022. The Company's expenses consist of, among other things, compensation and benefits, marketing and paid partnerships, fees for professional services, and research and development expenses.

Historical results and cash flows:

The Company is currently in the initial production stage and is revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have fine-tuned our unit economics and are poised for critical user growth. Past cash was primarily generated through sales, and most notably equity investment. Our goal is to continue to increase topline revenue while improving our margins to quickly become a profitable business.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2023, the Company has capital resources available in the form of $198,194 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our long-term company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 75% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of approximately $70,000 for expenses related to salaries; R&D, and marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 3 years. This is based on a current monthly burn rate of $90k for expenses related to salaries, R&D and marketing. If we are successful in this raise we will increase our monthly burn rate to about $150k to exponentially increase our growth.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including contemplated future capital raises. We are not presently conducting any concurrent offerings.

Indebtedness

- Creditor: SAFE (Gaingels)
  Amount Owed: $25,000.00
  Interest Rate: 0.0%
  What date will these notes mature on? The SAFE will convert into a newly created series of Preferred Stock upon an equity financing in which the Company sells Preferred Stock. There is no set date. What will the interest rate be on these notes? There is no interest rate. What type of security will this convert into? A series of newly created Preferred Stock. What was the conversion trigger? Please see above. What was the discount rate? (if any) The SAFE will convert into a number of shares of a newly created series of Preferred Stock equal to $25,000 divided by $1.61134, which was the price that the Company sold its Series Seed-1 Preferred Stock for in its Seed round. What is the valuation cap? (if any) No valuation cap. Is there any other material information? i.e. What happens in the event of a liquidation or distribution? What happens in the event of the sale of a company? In a Liquidity Event or Dissolution Event (as defined in the SAFE), then the SAFE holder will be entitled to a cash amount as set forth in Sections 1(b) and 1(c), respectively.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $29,985,532.80

Valuation Details:

The valuation determination is primarily based on:

Comparative Analysis of Similar Companies: Momento Labs conducted a thorough review of companies operating in analogous spaces that have previously secured funding during their seed rounds. One such instance is Character.ai, a direct competitor, which successfully raised $43 million in a Seed Round in 2021 with a user base of 30,000 at the time. By juxtaposing this with Momento AI's current fundraising effort of up to $1,235,000 and its user count of 112,000, the valuation basis is established. This demonstrates Momento AI's ability to achieve a substantial user base with a comparatively conservative funding target.

Recent Comparable High Valuation: Inflection AI's funding success in May 2022, securing $225 million at a valuation of $1.5 billion, was taken into account. In this case, a direct comparison was made with Momento AI's valuation per user at the time of raise. Despite Momento AI's valuation of $30 million being substantially lower, the company's impressive user count of 110,000+ users and 12,000+ creators indicates strong potential for growth and future valuation enhancement.

Holistic Analysis of Product and Technology: The value of Momento Labs' product, encompassing its application and technological aspects, was deeply evaluated. The company recognizes the inherent worth of its innovative offering, its technological advancements, and the potential for further development, all of which contribute to the valuation determination.

User Base and Market Penetration: Momento Labs considered its current user base as a key determinant of valuation. The widespread adoption of the app, marked by 110,000+ users and 12,000+ creators, reflects the platform's resonance in the market and the potential for continued expansion.

In light of these factors, Momento Labs' pre-money valuation of $30,000,000 is a balanced assessment that acknowledges the company's relative position in comparison to competitors and peers. This valuation is underpinned by the company's robust user growth, technological innovations, and the value proposition of its product within the market landscape. It serves as a foundation for productive negotiations and discussions between Momento Labs and potential investors.

The total number of shares outstanding on a fully diluted basis, 12,493,972 shares, includes 9,334,293 shares of Common Stock (which includes 6,343,088 shares of Common Stock outstanding, 1,987,085 shares of Common Stock options that have been granted and are currently outstanding, and 1,004,120 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Company's 2022 Equity Incentive Plan), 2,471,231 shares of Series Seed-1 Preferred Stock and 688,448 shares of Series Seed-1 Preferred Stock.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $25,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally without a formal third-party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Premium Fees
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $1,234,999.20, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  28.5%
  We will use 28.5% of the funds raised for market and customer research, new product development and market testing.

- Marketing
  12.0%
  We will use 12% of the funds raised to Market the business through paid ads and partnerships.

- Company Employment
  39.0%
  We will use 39% of the funds to hire key personnel for daily operations, including the following roles: Engineering Manager, Product manager, Software engineers, partnerships lead. Wages to be commensurate with training, experience and position.

- Working Capital
  15.0%
  We will use 15% of the funds for working capital to cover expenses for the initial launch, product expansion as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://momentoai.com/ (www.momentoai.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/momentoai

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Momento Labs, Inc.

[See attached]

MOMENTO NFT, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Memento NFT, Inc.
New York City, New York

We have reviewed the accompanying financial statements of Memento NFT, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 14, 2023
Los Angeles, California

MOMENTO NFT INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	591,371	$	310,721
Acccounts Receivable, net		12,688		-
Prepaids and Other Current Assets		192,471		156
Total Current Assets		**796,530**		**310,877**
Total Assets	**$**	**796,530**	**$**	**310,877**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	25,747	$	-
Total Current Liabilities		**25,747**		-
Simple Agreement for Future Equity (SAFEs)		-		538,667
Total Liabilities		**25,747**		**538,667**
STOCKHOLDERS EQUITY				
Common Stock		80		80
Series Seed-1 Preferred Stock		25		-
Series Seed-2 Preferred Stock		7		-
Additional Paid in Capital		4,570,939		-
Retained Earnings/(Accumulated Deficit)		(3,800,267)		(227,870)
Total Stockholders' Equity		**770,784**		**(227,790)**
Total Liabilities and Stockholders' Equity	**$**	**796,530**	**$**	**310,877**

See accompanying notes to financial statements.

MOMENTO NFT INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 154,892	$ -
Cost of Goods Sold	196,321	-
Gross profit	(41,430)	-
Operating expenses		
General and Administrative	1,836,470	157,579
Sales and Marketing	1,693,319	70,251
Total operating expenses	3,529,789	227,830
Operating Income/(Loss)	(3,571,219)	(227,830)
Interest Expense	-	-
Other Loss/(Income)	1,177	40
Income/(Loss) before provision for income taxes	(3,572,397)	(227,870)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (3,572,397)**	**$ (227,870)**

See accompanying notes to financial statements.

MOMENTO NFT INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Additional Paid In	Retained earnings/	Total Shareholder
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—June 21, 2021									
Issuance of Stock	8,000,000	$ 80		$ -		$ -	$ -		$ 80
Net income/(loss)								(227,870)	(227,870)
Balance—December 31, 2021	8,000,000	80	-	-	-	-	-	$ (227,870)	**$ (227,790)**
Issuance of Stock	-	-	2,471,231	$ 25	-	$ -	4,032,279		4,032,304
Conversion of SAFE to Series Seed-2 Preferred Stock					688,448	$ 7	538,660		538,667
Net income/(loss)								(3,572,397)	(3,572,397)
Balance—December 31, 2022	**8,000,000**	**$ 80**	**2,471,231**	**$ 25**	**688,448**	**$ 7**	**$ 4,570,939**	**$ (3,800,267)**	**$ 770,784**

See accompanying notes to financial statements.

MOMENTO NFT INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(3,572,397)	$	(227,870)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Acccounts receivable, net		(12,688)		-
Prepaids and Other Current Assets		(192,315)		(156)
Credit Cards		25,747		-
Net cash provided/(used) by operating activities		**(3,751,653)**		**(228,026)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		4,032,304		80
Borrowing on SAFEs		-		538,667
Net cash provided/(used) by financing activities		**4,032,304**		**538,747**
Change in Cash		280,650		310,721
Cash—beginning of year		310,721		-
Cash—end of year	**$**	**591,371**	**$**	**310,721**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		538,667		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Memento NFT Inc. was incorporated on June 6, 2021 in the state of Delaware. The financial statements of Memento NFT Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York City, New York.

We allow users to monetize their digital content and personas through the use of AI & Blockchain. We allow anyone to make an AI clone of themselves. Train your clone and engage in real conversations 24/7.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $238,815 and $47,721, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Income Taxes

Memento NFT Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from its application called Momento AI Clone.

Cost of sales

Costs of goods sold include App Store Fees, Creator Commissions, Minting Fees, and hosting fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $1,693,319 and $70,251, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 14, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2022		2021
Prepaid expenses		99,829		-
Digital Assets		92,642		156
Total Prepaids and Other Current Assets	**$**	**192,471**	**$**	**156**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 13,000,000 shares of Common Stock at a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 8,000,000 shares have been issued and are outstanding.

Series Seed-1 Preferred Stock

The Company is authorized to issue 2,482,401 shares of Series Seed-1 Preferred Stock at a $0.00001 par value. As of December 31, 2022, and December 31, 2021, 2,471,231 and 0 shares of Series Seed-1 Preferred Stock were issued and outstanding, respectively.

Series Seed-2 Preferred Stock

The Company is authorized to issue 688,448 shares of Series Seed-2 Preferred Stock at a $0.00001 par value. As of December 31, 2022, and December 31, 2021, 688,448 shares and 0 shares of Series Seed-2 Preferred Stock were issued and outstanding, respectively.

5. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

							As of Year Ended December 31,		
SAFE(s)		**Principal Amount**	**Borrowing Period**		**Valuation Cap**	**Discount**		**2022**		**2021**
Safes I-X	$	538,667	Fiscal Year 2021	$	7,000,000	0%	$	-	$	538,667
Total SAFE(s)	**$**	**538,667**					**$**	**-**	**$**	**538,667**

In 2022, the entire number of SAFEs ($538,667) were converted to 688,448.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(982,409)	$	(59,395)
Valuation Allowance		982,409		59,395
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(1,041,804)	$	(59,395)
Valuation Allowance		1,041,804		59,395
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,788,379, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,788,379. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through July 14, 2023, which is the date the financial statements were available to be issued.

The Company issued a Simple Agreement for Future Equity in the amount of $25,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $3,571,219, an operating cash flow loss of $3,751,653, and liquid assets in cash of $591,371, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF MOMENTO LABS

The AI cloning & monetization platform

Momento AI is an AI cloning platform that enables users to create & monetize AI clones. We have been growing revenue 52% month over month with 12k+ creators on our waitlis...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Give yourself superpowers
With Your
Very Own
AI Clone
Momento AI

$0 Raised

REASONS TO INVEST

- $4.5M raised from Silicon Valley Venture Capitalists Mark Pincus, Ripple, Animoca, Cadenza Capital, Hard Yaka, and more.
- #1 Product of the day on Product Hunt. 78k+ users in our private beta on Apple & Android. Over $1M in paid partnerships and celebrity content
- Momento AI makes AI clone creation & monetization possible, catering to the booming $454 billion AI market + $140 billion creator economy

Invest Now
$2.40 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$199.20	$29.99M

THE PITCH

Create your very own AI clone!

Momento AI is the world's very first turnkey and scalable AI cloning platform! Scale yourself by creating an AI clone of... you. 🤖 With an emphasis on best-in-class user experience, our platform makes AI cloning accessible to all. Our streamlined process allows you to sign up, create, and train your AI clone effortlessly, with no coding skills required.

- Train your AI clone on historically accurate and real-time data about you
- Earn cash from your clone partnerships & ads as well as follower subscriptions to your clone
- Secure your AI cloning rights on Momento AI and we will make sure no one clones you before you do.


Train your AI Clone on historically accurate real-time data about you
Momento AI

Now you can have a subject matter expert in your pocket at all times and Interact endlessly with your favorite online personality. Need a friend who is always there for you and truly understands you? Find them on Momento AI ❤️


Now you can have a subject matter expert in your pocket at all times
Home Page

Embrace the future of personalization and engagement with Momento AI.

THE OPPORTUNITY

Monetize your AI clone


Momento AI
Momento AI launches an early adopter investment round
Invest now!

Momento AI opens up a whole new realm of possibilities by creating a new class of content creators, where users can explore endless opportunities with their AI clones. From creating deep AI-driven relationships with fans, keeping followers updated, to becoming famous through their AI clones' public presence, or having your very own personal assistant version of you, the potential is limitless.


Benefits of
Momento AI
Secure your AI cloning rights on Momento AI to ensure no one clones you
Content creators can monetize by developing paid partnerships and brand deals and earn cash from follower subscriptions to their clone
An AI Clone can help you:
Stay relevant and connected with your audience
Grow your fanbase, monetize, and protect your brand and IP
Create partnerships with brands
Connect with others through your own AI subject-matter-expert

It's nearly impossible for one person alone to create new compelling content, stay relevant, connect with their audience, grow their audience, monetize, and protect their brand & IP. Now with Momento AI you can achieve all of that and more. Users finally now have full control of their online presence and can set restrictions and safeguards to protect their brand and intellectual property.


Unmatched insights
The best way to know something... is to ask. Now you can with your AI clone. Run surveys, ask contextual questions, give hyper relevant answers. Understand what makes your audience tick. Truly know them.
Insights collected:
1. Demographic Age, Location, gender, income, education
2. Cohort Interests, social connections, LAL audiences
3. Life struggles, daily problems, biases, personal philosophies, values, ambitions
Momento AI

THE MARKET & OUR TRACTION

The $454B AI Market is Booming– We Want to Make This Revolutionary Technology Available to All!*


The Market
$140B
The Creator Economy
9,900%
AI Adoption
Growth in 6 month
$454B
AI Market
$350B
Total Value of Existing Social
Media Companies

As AI continues its relentless expansion, the world is witnessing a transformative shift, and Momento AI is hitting the ground running. With AI adoption growing exponentially at a staggering rate of 9,900% in just 6 months, the market potential is immense. The creator economy, valued at $140 billion, and social media giants worth over $350 billion, further underline the unprecedented opportunities that lie ahead (source).


NBA G League
Zaire Wade
Notable creators
Momento AI
UFC Fighter
Amanda Ribas
We're currently working with over
12k creators to train their AI clones
exclusively for over 82 million of
their followers
'23 Superbowl Champ
Juju Smith-Schuster
Macro Influencer
Tony Lopez

With a devoted and engaged user base, a waitlist exceeding 12,000 enthusiastic clone creators, and Momento AI being named #1 Product of the Day on Product Hunt, we believe we are strategically positioned to capitalize on the AI market. We've secured $4.5 million in funding from renowned investors like Mark Pincus, Animoca Brands, Ripple, and Cadenza Capital, and we aim to unlock the potential of AI technology for everyone, ushering in a new era of limitless possibilities.

WHY INVEST

Invest in the Future of AI

Embrace the future of personalization and monetization with Momento AI. Momento AI is the gateway to an unparalleled experience, where your AI clone becomes an extension of yourself, always there to engage and assist in the most meaningful ways. Join us and take advantage of the opportunity to be a part of this cutting-edge revolution.



Momento AI
Users can now make money from clone subscriptions & clone paid partnerships
9:41
Your clone earnings this month:
Earned $
2,398.47
Clone Characteristics

Clone creators can earn cash from follower subscriptions, paid partnerships, and clone ads, we believe the possibilities for growth and success are truly boundless!



Momento AI
Current investors
$4.5M
Raised to Date
CADENZA
SBX
HARD YAKA
Stacks Accelerator
WOCSTAR
CMT DIGITAL
BYBIT
ripple
Mark Pincus
Dr. Michael Weiksner
Charles Naut
Hasan Ugur Koyluoglu
James Zhang
zynga
rain
OliverWyman

Invest in a company that we believe will define the future of AI— Momento AI.

Less fandom, more friendship.

ABOUT

HEADQUARTERS
1412 BROADWAY
New York, NY 10018

WEBSITE
View Site

Momento AI is an AI cloning platform that enables users to create & monetize AI clones. We have been growing revenue 52% month over month with 12k+ creators on our waitlist. *The growth figures provided are based on historical data and should not be construed as indicative of the company's future performance or financial success.

TEAM



Julian Rodriguez
Founder & Chief Executive Officer

Serial entrepreneur, 2nd time venture capital backed tech founder, and innovation-focused strategist. Julian loves leading teams that build easy to use products that solve large problems. In 2013 Julian joined the Bitcoin Magazine and worked directly with its Co-Founder Vitalik Buterin. Julian was a very early team member and advisor to several successful blockchain projects including the wildly famous Ethereum. Julian focuses on the company vision, product, and day-to-day running of the business.



Nelson Sarco
Chief Marketing Officer

Seasoned digital marketing executive with over 12 years of experience in SEO, adTech, social media, and digital paid advertising. Formerly a Partner at GroupM; a WPP company, Nelson has led campaigns with Fortune 100 companies and global brands such as Viacom, CBS, Paramount, Volkswagon, Tiffany & Co, LVMH, Colgate, Vaynermedia, Marriot. Nelson leads all of our marketing and growth initiatives.



Eric Lam
Head of Strategy

Eric currently leads our strategic intelligence and competitive insights, while cross-collaborating with our marketing and product teams to streamline growth. Eric was formerly a Director at Universal Music Group where he led media and digital publishing rights.



Cruz Aleman
Lead AI Engineer

Cruz leads our efforts in AI. Together with the rest of the team he has helped us build a proprietary AI system that listens, reasons, understands, and responds in a very natural and intuitive way.



Pradip Kharal
Software Engineer

Pradip co-leads our mobile development effort on iOS & Andriod with Swikar. Pradips favorite time to code is at 2 am. Pradip is an essential part of our engineering team and Momento AI family.



Swikar Sharma
Software Engineer

Swikar co-leads our mobile development on iOS & Andriod with Pradip. A commensurate proffessional he is always excited to learn new things and work on the latest cutting edge technology here at Momento AI.



Nishan Chhetri
Front-end Engineer

Nishan works on all front-end software development in both mobile and web versions of our platform. Always looking to learn new things, Nishan in the junior developer on our team.



Andrea Monge
Community

Andrea leads our social media and community development efforts. She can be seen at conferences and industry events meeting new users and creators why posting all about it online.



Mark Pincus
Investor & Advisor

Mark Pincus is the Chairman & Founder of Zynga. Mark was integral to the early success at facebook. Zynga pioneered social gaming and helped make play a core activity for people around the world. Zynga was founded specifically to add a social element to casual online games because we love games, and we love them most when we're playing with friends! Mark is Passionate about working with great teams on consumer products



Robby Yung
Investor & Advisor

Robby is the CEO of Animoca Brands. Animoca Brands is a global leader in digital entertainment, mobile apps, and gamification. Animoca develops original games including The Sandbox, and Crazy Kings. Animoca develops mobile games for Global IP brands that include Disney, WWE, Snoop Dogg, The Walking Dead, Power Rangers, MotoGP™, and Formula E. Animoca Brands has a growing portfolio of more than 180 investments in companies and that are contributing to building the open metaverse, including Axie Infinity, OpenSea, NBA Top Shot, Yield Guild Games, and many others.



Sam Riback
Investor & Advisor

Sam Riback is the President of A&R at Interscope Records. He is responsible for the discovery and career development of several platinum-selling recording artists including Billie Eilish, Olivia Rodrigo, Selena Gomez, and Carly Rae Jepsen.

TERMS

Momento Labs

Overview

PRICE PER SHARE
$2.40

VALUATION
$29.99M

DEADLINE
Nov 23, 2023

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$199.20

OFFERING TYPE
Equity

MAX INVESTMENT
$999,996

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
6,250

MAX NUMBER OF SHARES OFFERED
514,583

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Perks

Friends and Family - Invest within the first 48 hours and receive 15% bonus shares

Super Early Bird - Invest within the first week and receive 10% bonus shares

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares

Volume-Based Perks

Tier 1 Perk - Invest $500+ and receive 1 year subscription to a premium clone

Tier 2 Perk - Invest $1000+ and receive (3) 1 year subscrioptions to premium clones

Tier 3 Perk - Invest $5,000+ immediate access to clone creation + (5) 1 year subscriptions to premium clones

Tier 4 Perk - Invest $10,000+ and receive unlimited clone creation + (10) 1 year premium clone subscription + 2% bonus shares

Tier 5 Perk - Invest $25,000+ Private dinner with Momento AI executive team + Tier 4 perks+ 5% bonus shares

Tier 6 Perk - Invest $50,000+ Tier 5 perks+ 10% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Momento AI will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.40 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $240. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

PRESS

D!$RUPT

Disrupt

Momento AI: A Fascinating Journey into the Realm of AI Clones and monetization.

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Momento Labs.

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HOW INVESTING WORKS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Social media is undergoing a transformative shift. It's no longer about images, videos, or likes.

Instead, AI-driven tech is revolutionizing the way we connect with personalized experiences and meaningful interactions. Now you can have your very own AI clone!

I'm happy to announce the launch of Momento AI and the world's very first turnkey and scalable AI cloning platform.

Scale yourself by creating an AI clone of ... you. Train your clone. No code. Real Conversations. Train your AI clone on historically accurate and real-time data about you.

Make money from subscriptions to your AI clone. Secure your AI cloning rights and we'll make sure no one clones you before you do. Now you can have a subject matter expert in your pocket at all times.

Interact endlessly with your favorite online personality. Need a friend who's always there for you and truly understands you?

Find them on Momento AI. Less fandom more friendship, it's the next level of engagement!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "MOMENTO NFT, INC.", FILED IN THIS OFFICE ON THE FOURTH DAY OF JANUARY, A.D. 2022, AT 12:54 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE DELAWARE

6016973 8100
SR# 20220017593

Authentication: 202311160
Date: 01-04-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:54 PM 01/04/2022
FILED 12:54 PM 01/04/2022
SR 20220017593 - File Number 6016973

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MOMENTO NFT, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Momento NFT, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Momento NFT, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 21, 2021.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Momento NFT, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 651 N Broad St, Suite 206, in the City of Middletown, County of New Castle, Delaware 19709. The name of its registered agent at such address is Legalinc Corporate Services, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 13,000,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (ii) 3,170,850 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. **General**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); *provided,*

however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote (voting as a single class and on an as converted to Common Stock basis), irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. **PREFERRED STOCK**

2,482,402 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**" and 688,448 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**" (the Series Seed-1 Preferred Stock and the Series Seed-2 Preferred Stock, collectively, the "**Preferred Stock**") with the following rights, preferences, powers and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections and Sections of Part B of this Article Fourth. References to "Preferred Stock" mean all series of Preferred Stock together as a single class.

The "**Original Issue Price**" shall mean (i) $1.61134 per share for the Series Seed-1 Preferred Stock and (ii) $0.78243 per share for the Series Seed-2 Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

1. **Dividends**. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined above); *provided* that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders

of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.

2. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales**.

2.1 **Preferential Payments to Holders of Preferred Stock**. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a *pari passu* basis among each other, the greater of (i) an amount per share equal to one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) are hereinafter referred to as the "**Preferred Liquidation Amounts**"), or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock and all such other series of Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If, upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 **Payments to Holders of Common Stock**. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the assets of the Corporation available for distribution to its stockholders and not payable to the holders of shares of Preferred Stock pursuant to Section 2.1, and (b) a Deemed Liquidation Event, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the consideration available for distribution to the stockholders of the Corporation and not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the Available Proceeds not payable to the holders of shares of Preferred Stock pursuant to Section 2.1, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 **Deemed Liquidation Events**.

2.3.1 **Definition**. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock voting together as a single class on an as-converted to Common Stock basis Shares (which must include the approval of the Lead Investor (as defined in the Series Seed Preferred Stock Purchase Agreement by and among the Corporation and the other parties thereto, dated on or about January 4, 2022) (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 **Effecting a Deemed Liquidation Event**.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable amount per share that the holders of each series of Preferred Stock are entitled to receive under Sections 2.1 and 2.2. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except as contemplated by such Deemed Liquidation Event or to discharge expenses incurred in connection with such Deemed Liquidation Event; or in the ordinary course of business.

2.3.3 **Amount Deemed Paid or Distributed**. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.3.4 **Allocation of Escrow and Contingent Consideration**. In the event of a Deemed Liquidation Event pursuant to Section B.2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow and/or payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section B.2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. **Voting**.

3.1 **General**. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 **Election of Directors**. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Common Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Common Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship elected by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2.

3.3 **Preferred Stock Protective Provisions**. At any time when at least 792,712 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation;

3.3.3 (i) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

3.3.4 cause or permit any of its subsidiaries to sell, issue, sponsor, create or distribute any digital tokens, coins, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a Simple Agreement for Future Tokens, Token Warrant, or other agreement, pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens, or through developing a computer network either incorporating Tokens or permitting the generation of Tokens by network participants;

3.3.5 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, or (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

3.3.6 create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan;

3.3.7 create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $500,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course;

3.3.8 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.9 increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth;

3.3.10 otherwise enter into or be a party to any transaction with any director, officer, or employee of the Company or any "associate" (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such Person, except for (i) transactions contemplated by this Agreement and (ii) the Purchase Agreement; or

3.3.11 hire, terminate, or change the compensation of the executive officers, including approving any option grants or stock awards to executive officers, except for one cash bonus per calendar year of up to $200,000 per executive starting in calendar year 2022 and an annual twenty (20%) percent increase to such cash bonus and the base cash salaries of such executive officers.

4. **Optional Conversion**. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 **Right to Convert**.

4.1.1 **Conversion Ratio**. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" shall initially be equal to (i) $1.61134 for the Series Seed-1 Preferred Stock and (ii) $0.78243 for the Series Seed-2 Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 **Termination of Conversion Rights**. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; *provided* that the foregoing termination of Conversion Rights shall not affect the amounts otherwise paid or payable in accordance with

Section 2.1 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 **Fractional Shares**. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded down to the nearest whole share.

4.3 **Mechanics of Conversion**.

4.3.1 **Notice of Conversion**. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b) if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares or a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and may, if applicable, issue and deliver a certificate for the number (if any) of the shares of Preferred Stock represented by any surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 **Reservation of Shares**. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in reasonable best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 **Effect of Conversion**. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of such series of Preferred Stock accordingly.

4.3.4 **No Further Adjustment**. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 **Taxes**. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 **Adjustments to Preferred Stock Conversion Price for Diluting Issues.**

4.4.1 **Special Definitions**. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Series Seed Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any particular series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 and 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

4.4.2 **No Adjustment of Preferred Stock Conversion Price.** No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of

Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 **Deemed Issue of Additional Shares of Common Stock.**

(a) If the Corporation at any time or from time to time after the Series Seed Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series Seed Original Issue Date), are revised after the Series Seed Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 **Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock**. In the event the Corporation shall at any time after the Series Seed Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "$\mathbf{CP_2}$" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "$\mathbf{CP_1}$" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "**A**" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "**B**" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "**C**" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 **Determination of Consideration**. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) **Cash and Property**. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) **Options and Convertible Securities**. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 **Multiple Closing Dates.** In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 then, upon the final such issuance, the Conversion Price for such series of Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances).

4.5 **Adjustment for Stock Splits and Combinations.** If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 **Adjustment for Certain Dividends and Distributions.** In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of each such series of Preferred Stock then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 **Adjustments for Other Dividends and Distributions**. In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 **Adjustment for Merger or Reorganization, etc**. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 **Certificate as to Adjustments**. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for each series of Preferred Stock held by such holder, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each such series of Preferred Stock.

4.10 **Notice of Record Date**. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten days prior to the record date or effective date for the event specified in such notice.

5. **Mandatory Conversion**.

5.1 **Trigger Events**. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $4.83 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000.00 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 **Procedural Requirements**. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof; and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. **Redemption**. The shares of Preferred Stock shall not be redeemable by any holder thereof, except as may be otherwise provided herein.

7. **Redeemed or Otherwise Acquired Shares**. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

8. **Waiver**. Except as otherwise set forth herein or required by law, any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

9. **Notices**. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the

Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or elimination.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal, modification or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an officer or employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the shares of Preferred Stock then outstanding will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

(*signature page follows*)

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on January 4, 2022.

By: /s/ Julian Rodriguez
Julian Rodriguez, CEO